Item 77c - Matters submitted to a vote of security holders

Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset Worldwide
Income Fund Inc. was held on February 27, 2007, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

Nominees                   Votes For     Votes Withheld
Daniel P. Cronin           11,179,920    126,227
Dr. Riordan Roett          11,171,059    135,088


At April 30, 2007, in addition to Daniel P. Cronin and Dr. Riordan Roett the Directors of the Fund were as follows:
Carol L. Colman
Paolo M. Cucchi
Leslie H. Gelb
R. Jay Gerken
William R. Hutchinson
Jeswald W. Salacuse